

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2014

Via E-mail
Anastasiia Iurova
President
Lagoon Group Corp.
Rodriguez y Valenzuela LT 91-2B
Urb. Comarca, Quito, Ecuador

**Re: Lagoon Group Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 8, 2014
File No. 333-197103**

Dear Ms. Iurova:

We have reviewed your registration statement and have the following comments.

Management's Discussion and Analysis, page 14

Results of operations, page 18

1. We note you have recognized the $2,000 of deferred revenue into revenue during the three months ended September 30, 2014 as a result of the June 4th agreement with Arturo Rodrigo Perea Lozano. With regards to this agreement and the related revenue, please address the following:

    *   Revise the disclosure throughout your document that indicates you have reported no revenue. This disclosure is inconsistent with your financial statements. Refer to page 5.

    *   You continue to refer to the $2,000 as a prepayment. Tell us whether delivery has been made to Mr. Lozano and how you determined it is appropriate to recognize revenue under ASC 605 and SAB Topic 13.A.1.

Report of Independent Registered Public Accounting Firm, page F-1

2. We note the revision related to comment 5 in our letter dated September 16, 2014. Please have your auditors revise the third (opinion) paragraph only of the audit report to disclose that "In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lagoon Group, Corp. (A Development Stage Company) as of December 31, 2013 and the results of its operations and cash flows for the period from September 24, 2013 (inception) through December 31, 2013 in

conformity with generally accepted accounting principles in the United States of America."

You may contact Patricia Do, Staff Accountant at (202) 551-3743 or, in her absence, Melissa Rocha, Senior Assistant Chief Accountant at (202) 551-3760 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-mail
   Scott Olson, Esq.